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10035091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brean Murray, Carret & Co., LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J. Kirsch (212) 702-6656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name – *if individual, state last, first, middle name*)

Park 80 West, Plaza One (Address) Saddle Brook (City) New Jersey (State) 07663 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Kenneth J. Kirsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Breean Murray, Carret & Co., LLC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNIFER BUTEAU
Notary Public - State of New York
NO. 01BU6190734
Qualified in New York County
My Commission Expires 7/28/2012

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREAN MURRAY, CARRET & CO., LLC
December 31, 2009

TABLE OF CONTENTS

RMS B&G ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
Saddle Brook, NJ 07663

Tel 201-487-8383
Fax 201-490-2080

Email cpas@rmsbg.com
Website www.rmsbg.com

Other offices:
Woodbridge, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT

To the Member of
Brean Murray, Carret & Co., LLC

We have audited the accompanying consolidated statement of financial condition of Brean Murray, Carret & Co., LLC (the "Company"), a limited liability company and a wholly-owned subsidiary of BMUR Holdings, Inc., as of December 31, 2009, and the related consolidated statements of income, changes in equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

As discussed in Note 2, the financial statements include investments in securities valued whose fair values have been estimated by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 25, 2010

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS:		
Cash and cash equivalents	$	3,393,874
Receivable from brokers and dealers		4,964,550
Securities owned, at fair value		3,777,553
Prepaid expenses and other assets		286,330
Furniture, equipment and improvements, net		462,933
Due from affiliate		199,981
Intangible assets, net		55,612
TOTAL ASSETS	$	13,140,833

LIABILITIES AND EQUITY

LIABILITIES:		
Accounts payable and other liabilities	$	8,820,316
Securities sold, not yet purchased, at fair value		2,470
Capital lease obligations, current portion		80,926
Total Current Liabilities		8,903,712
LONG-TERM LIABILITIES		
Capital lease obligations, net of current portion		97,967
TOTAL LIABILITIES		9,001,679
COMMITMENTS AND CONTINGENCIES		
EQUITY		
Member's equity - Brean Murray, Carret and Co., LLC		3,873,845
Non-controlling interest		265,309
TOTAL EQUITY		4,139,154
TOTAL LIABILITIES AND EQUITY	$	13,140,833

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions and other fees	$ 11,700,798
Management fees	2,210,762
Investment banking services and syndicate underwriting	9,569,904
Unrealized gain on securities, net	1,767,211
Principal transactions, net	(186,784)
Interest and other income	410,197
TOTAL REVENUES	25,472,088
EXPENSES:	
Compensation and benefits	16,399,287
Clearance and floor brokerage	649,114
Travel and entertainment	918,165
Occupancy and equipment rentals	1,789,169
Depreciation and amortization	323,735
Communications and informational services	1,761,964
Professional services	1,096,282
Other	1,090,458
Total Expenses	24,028,174
NET INCOME	1,443,914
LESS: INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	-
NET INCOME ATTRIBUTABLE TO BREAN MURRAY, CARRET & CO., LLC	$ 1,443,914

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Member's Equity	Noncontrolling Interest	Total
EQUITY - JANUARY 1, 2009	$ 2,738,031	$ 265,309	$ 3,003,340
NET INCOME	1,443,914	-	1,443,914
DISTRIBUTIONS	(308,100)	-	(308,100)
EQUITY - DECEMBER 31, 2009	$ 3,873,845	$ 265,309	$ 4,139,154

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,443,914
Adjustments to reconcile net income to net cash provided by operating activities:	
Noncash investment banking revenue	(326,472)
Depreciation and amortization	323,735
Unrealized gain on securities, net	(1,767,211)
(Increase) decrease in:	
Receivables from brokers and dealers	(1,210,114)
Prepaid expenses and other assets	(108,123)
Due from affiliates	84,372
Securities owned	1,203,215
Increase (decrease) in:	
Accounts payable and accrued expenses	3,560,013
Securities sold, not yet purchased	2,470
Due to affiliates	(101,972)
Net Cash Provided by Operating Activities	3,103,827
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture, equipment and improvements	(1,976)
Net Cash Used in Investing Activities	(1,976)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions paid	(308,100)
Payments of capital lease obligations	(200,593)
Net Cash Used in Financing Activities	(508,693)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,593,158
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	800,716
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 3,393,874
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ 20,713
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:	
Furniture, equipment and improvements acquired under capital leases	$ 379,486

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION:

Brean Murray, Carret & Co., LLC (the "Company") is a wholly-owned subsidiary of BMUR Holdings, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), successor to the National Association of Securities Dealers, Inc. The Company operates as an introducing broker and has agreements with clearing brokers to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking activities.

The accompanying consolidated financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations and liabilities of the Company shall be solely the debts, obligations or liabilities of the Company, and no member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member. Except as expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Agreement, but only when and to the extent the same shall become due pursuant to the provisions of the Limited Liability Agreement.

The Company has evaluated subsequent events through February 25, 2010, which is the date the financial statements were available to be issued.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Brean Murray Investment Consultancy (Shanghai) Co., Ltd., a corporation organized in China in 2008 and a wholly-owned subsidiary of the Company, and Allied China Investments, LLC ("ACI"), a Delaware limited liability company organized in 2008, and owned 50% by the Company. Brean Murray Investment Consultancy (Shanghai) Co., Ltd. provides investment banking and advisory services and ACI is a holding company. Management has determined that ACI is a variable interest entity due to management's control of the entity and the Company is considered the primary beneficiary, and accordingly has consolidated this entity. All material intercompany balances and transactions have been eliminated in consolidation.

Allowance for Doubtful Accounts

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. At December 31, 2009, no allowance was deemed necessary. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change.

Use of Estimates

To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions, as well as expenses related to this revenue, are recorded on a trade-date basis. Other fees are recorded when invoiced and management fees are recorded when earned. Investment banking services and syndicate underwriting revenues are generated by securities offerings in which the Company acts as an underwriter or agent. These revenues are earned on the offering date or at the time the services are completed and the revenue can reasonably be determined. Revenue related to the value of stock and warrants received in connection with investment banking transactions is recognized when earned based upon the fair value at date of grant. Principal transactions, which are recorded on a trade date basis, include realized gains and losses for the sale of securities on a first-in, first-out basis. Unrealized gains and losses for securities are recorded on a mark-to-market basis at the date of the financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Securities Owned and Securities Sold

Securities owned and securities sold, not yet purchased, which primarily consist of listed OTC equities, are carried at fair value and are recorded on a trade date basis, and common stock warrants, primarily on listed OTC securities, received in connection with investment banking transactions, are recorded when earned. See disclosure on Fair Value Measurement below.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•**Level 1** - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

•**Level 2** - Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

•**Level 3** - Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Fair Value Measurement (continued)

Based on the above criteria, securities owned that are traded on a national stock exchange (or reported on the NASDAQ national market) are generally valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. Securities owned that are offered and sold on the over the counter market (OTCBB) are generally valued at the closing bid price as reported on the OTCBB on the date of valuation. In cases where such over the counter securities have limited trading volume and are considered to be "thinly traded," management may apply a discount to the closing bid price to arrive at management's estimate of fair value. Securities that are received in connection with investment banking transactions are recorded at fair value based on the lesser of the computed value using the Black-Scholes option pricing model or recent bid prices the Company has received to sell such securities. For warrants which underlying securities are either, restricted, illiquid or thinly traded, the Company included an appropriate discount in determining the securities' fair value under the Black-Scholes option pricing model.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, receivables from brokers and dealers and accounts receivable. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Amounts receivable from brokers and dealers consist predominately of cash, commissions receivable, unsettled trades and receivables from syndicate underwritings. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit quality financial institutions.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. The cost of leasehold improvements is amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Intangible Assets

Intangible assets consist of customer lists and are amortized using the straight-line method over the period of expected benefit of five years.

Intangible assets subject to amortization to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. Under the provisions of ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company records an impairment loss if the undiscounted future cash flows are found to be less than the carrying amount of the asset. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to fair value. Long-lived assets and intangible assets subject to amortization to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. There has been no impairment for the year ended December 31, 2009.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes. The taxable income and expenses of the Company are ultimately reported on the income tax return of the Parent. No provisions for federal and state income taxes are required by the Company as its income and expenses are reported on the corporation income tax return of the Parent.

On January 1, 2009, the Company adopted the provisions of ASC Topic 740-10-05, "Accounting for Uncertainty of Income Taxes" ("ASC 740"), related to the accounting for the uncertainty of income taxes. The adoption of ASC 740 did not have an effect on the Company's financial position or results of operations on January 1, 2009 as the Company did not have any unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2009 and reached the same conclusion.

NOTE 3 –RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

Adoption of Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued FASB ASC 105-10, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" (formerly SFAS No. 168). FASB ASC 105-10 replaces SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles" and establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles ("GAAP") recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. GAAP. The codification became the exclusive authoritative reference at September 30, 2009. Updates to the Codification Standards are issued as Accounting Standards Updates ("ASU's") by the FASB. The adoption of the Codification did not impact the financial statements of the Company except for references made to authoritative accounting literature in the notes.

Non-controlling Interests

On January 1, 2009, the Company adopted ASC Topic 810, "Non-controlling Interests in Consolidated Financial Statements" (ASC 810"). ASC 810 requires companies with non-controlling interests to disclose such interests clearly as a portion of equity but separate from the parent's equity. The non-controlling interest's portion of net income must also be clearly presented on the income statement. The adoption of ASC 810 did not have a material impact on its financial condition or results of its operations.

NOTE 3 –RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED):

Consolidation of Variable Interest Entities

In June 2009, the FASB amended the accounting and disclosure guidance for the consolidation of variable interest entities. The amended accounting guidance requires the reconsideration of previous conclusions related to the consolidation of variable interest entities, including whether an entity is a variable interest entity and whether the Company is the variable interest entity's primary beneficiary. The amended accounting guidance carries forward the scope of the previous accounting guidance for the consolidation of variable interest entities with the addition of entities previously considered QSPEs (qualified special purpose entities). The amended accounting and disclosure guidance will be effective as of the beginning of the first fiscal year that begins after November 15, 2009, or January 1, 2010 for the Company. The Company's reconsideration of previous conclusions related to the consolidation of variable interest entities will not result in the consolidation of additional entities as of January 1, 2010. Beginning on January 1, 2010, the Company's assessment of whether it is a variable interest entity's primary beneficiary will be ongoing and will consider changes in facts and circumstances related to the variable interest entities.

NOTE 4 – SECURITIES OWNED, AT FAIR VALUE:

Securities owned represent positions taken for trading and investment purposes. A summary of those positions, at fair value as of December 31, 2009 follows:

	Securities Owned	Securities Sold, not yet purchased
Marketable securities		
Common stocks	$ 2,905,045	$ 2,470
Life insurance policy	125,000	-
Warrants received in connection with investment banking transactions	747,508	-
Totals	$ 3,777,553	$ 2,470

NOTE 4 – SECURITIES OWNED, AT FAIR VALUE (CONTINUED):

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC 820. See Note 2 for a discussion of the Company's policies. The following table presents information about the Company's investments measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Common stock, preferred stock and warrants at fair value	$ 1,735,262	$ 2,042,291	$ -	$ 3,777,553

NOTE 5 – RECEIVABLES FROM BROKERS AND DEALERS:

Amounts receivable from brokers and dealers at December 31, 2009 consist of the following:

Cash	$ 3,533,186
Syndicate and commissions receivable	1,431,364
Total	$ 4,964,550

NOTE 6 – FURNITURE, EQUIPMENT AND IMPROVEMENTS, NET:

Furniture, equipment and improvements, net, are stated at cost and consist of the following:

	Estimated Useful Lives	Amount
Furniture and fixtures	7 years	$ 127,426
Computer equipment	3-5 years	592,681
Leasehold improvements	5 years	210,086
Total, at cost		930,193
Less accumulated depreciation and amortization		467,260
Net		$ 462,933

Depreciation expense was $220,999 for the year ended December 31, 2009.

NOTE 7 – INTANGIBLE ASSETS:

At December 31, 2009, intangible assets consist of customer lists with a gross carrying value of $333,680, accumulated amortization of $278,068 and a net balance of $55,612. Amortization for the year ended December 31, 2009 amounted to $66,736. The amortization expense for 2010 is approximately $55,000

NOTE 8 – ACCOUNTS PAYABLE AND OTHER LIABILITIES:

At December 31, 2009, accounts payable and other liabilities consist of the following:

Accrued compensation expenses	$ 6,959,233
Accounts payable and other accrued expenses	1,861,083
Total	$ 8,820,316

NOTE 9 – RELATED PARTY TRANSACTIONS:

The Company provides and receives certain management and administrative services from affiliates and other closely-related parties. To the extent these revenues and costs are specifically identifiable and quantifiable; the Company recognizes these revenues and expenses. For the year ended December 31, 2009, the Company earned $2,025,000 of management fees from a company owned by the Parent. This revenue is included in management fees in the accompanying consolidated statement of income. The Company incurs costs directly related to these management fees. At December 31, 2009, $199,981 was due from that company.

Certain expenses are allocated to the Company by a related entity based on percentages of estimated usage of facilities and personnel. The percentages are updated periodically. For the year ended December 31, 2009, such allocated expenses totaled $127,210. At December 31, 2009, the balance due to this related entity was $0.

Commission income includes commissions derived from the trading of securities for customer accounts including those managed by other subsidiaries of the Parent, which are registered investment advisers.

NOTE 10 - 401(K) PLAN:

The Company sponsors a 401 (k) plan covering substantially all employees. For the year ended December 31, 2009 the Company elected not to make matching contributions.

NOTE 11- DISTRIBUTIONS:

For the year ended December 31, 2009, the Company made a payment of $308,100 on behalf of the Parent, which has been classified as a distribution in the accompanying consolidated statement of member's equity.

NOTE 12- NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $2,623,318, which was $2,216,675 in excess of its required minimum net capital of $406,643. The Company's net capital ratio was 2.325 to 1.

NOTE 13- COMMITMENTS AND CONTINGENCIES:

Lease Commitments

The Company has non-cancelable operating leases, which expire through September 30, 2011, relating to its offices located in New York, San Francisco, Chicago and Beijing, China. In addition, the Company leases office and computer equipment under various non-cancelable operating leases expiring through 2012. Certain leases provide for additional rent related to increases in real estate taxes and operating expenses.

Future minimum rental payments under these leases in each of the three years subsequent to December 31, 2009 are as follows:

2010	$ 1,416,866
2011	944,398
2012	20,687
Total	$ 2,381,951

Rent expense under all operating leases approximated $1,790,000 in 2009.

Litigation, Indemnifications and Other Contingencies

In the normal course of business, the Company may be involved in litigation matters. The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make material payment under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 13- COMMITMENTS AND CONTINGENCIES:

Litigation, Indemnifications and Other Contingencies (continued)

During 2008, the Company, in its role as an underwriter of a customer which subsequently filed for bankruptcy, was named as a co-defendant in a class action lawsuit that initially began in 2007 solely against the customer. The class action was expanded in 2008 to underwriters of a 2007 transaction, including the Company, which underwrote 5% of the 2007 transaction. During 2009, the underwriters settled the class action lawsuit, with the Company's 5% share amounting to $137,500.

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2009 were $0.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net Capital:	
Total member's equity	$ 4,139,154
Deduct ownership equity not allowable for net capital - non-controlling interest	265,309
Total ownership equity qualified for net capital	3,873,845
Add subordinated liabilities and allowable credits:	
Accrued discretionary bonuses	2,377,486
Stock-based non-money liability	432,625
50% of capital lease obligations	89,447
Total	2,899,558
Deductions and/or charges:	
Non-allowable assets from statement of financial position	
Securitites and/or investments not readily marketable	
Unlisted options/warrants - not readily marketable	747,508
Life insurance policy	125,000
Receivables from brokers and dealers	963,926
Prepaid expenses and other assets	286,330
Furniture, equipment and improvements, net	462,933
Due from affiliate	199,981
Intangible assets, net	55,612
Total	2,841,290
Net capital before haircuts on securities positions	3,932,113
Deduct haircut on securities positions:	
Security positions	1,135,944
Money market	22,340
Undue concentration	150,511
Total	1,308,795
Net Capital	$ 2,623,318
Aggregate indebtedness:	
Total liabilities from statement of financial position	$ 8,999,209
Less:	
Accrued discretionary bonuses	2,377,486
Stock-based non-money liability	432,625
50% of capital lease obligations	89,447
Total	$ 6,099,652
Computation of basic net capital requirement:	
Minimum net capital required computed on the basis of values of common stocks for which the Company is a market maker or $100,000 minimum dollar net capital requirement	$ 378,500
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness	$ 406,643
Net capital requirement (greater of above)	$ 406,643
Excess net capital over minimum net capital	$ 2,216,675
Excess net capital at 1,000%	$ 2,013,352
Ratio of aggregate indebtness to net capital	2.325

See Independent Auditors' Report Page 18.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2009

Reconciliation with the Company's computation (included in Part IIA) of Form X- 17a- 5) as of December 31, 2008		
Net capital as reported in the Company's Part IIA (Unaudited) Focus report	$	2,413,362
Increase (decrease) in net capital resulting from:		
Haircuts on securities positions		3,103
Noncontrolling interest		(265,309)
Stock-based non-money liability		432,625
50% of capital lease obligations		89,447
Audit adjustments, net:		
Statement of financial condition adjustments and reclassifications:		
Decrease in accrued expenses for discretionary bonuses		(466,156)
Decrease in unlisted options and warrants - not readily marketable		932,312
Distributions to parent		(308,100)
Decrease intercompany receivable		308,100
Increase in fixed assets		(229,611)
Increase in other assets		(7,526)
Changes in statement of operations		(278,929)
Net capital per above	$	2,623,318
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report	$	9,162,152
Decrease in aggregate indebtedness resulting from audit adjustments relating to accounts payable and accrued expenses and statements of financial conditions reclassifications		(3,062,500)
Aggregate indebtedness per above	$	6,099,652

See Independent Auditors' Report Page 18.

RMS B&G ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
Saddle Brook, NJ 07663

Tel 201-487-8383
Fax 201-490-2080

Email cpas@rmsbg.com
Website www.rmsbg.com

Other offices:
Woodbridge, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Brean Murray, Carret & Co., LLC

In planning and performing our audit of the financial statements of Brean Murray, Carret & Co., LLC (the "Company"), a limited liability company and a wholly-owned subsidiary of BMUR Holdings, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL (CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 25, 2010

SEC
Mail Processing
Section

MAR 0 1 2010

Washington, DC
120

BREAN MURRAY, CARRET & CO., LLC

INDEPENDENT AUDITORS' REPORT

ON FORM SIPC-7T

FOR THE PERIOD APRIL 1, 2009

THRU DECEMBER 31, 2009

RMS B&G ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
Saddle Brook, NJ 07663

Tel 201-487-8383
Fax 201-490-2080

E-mail cpas@rmsbg.com
Web-site www.rmsbg.com

Other offices:
Woodbridge, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT ON FORM SIPC-7T

To the Member of
Brean Murray, Carret & Co., LLC
570 Lexington Avenue
New York, NY 10022-6895

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period ended April 1, 2009 thru December 31, 2009, which were agreed to by Brean Murray, Carret & Co., LLC (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (cash disbursement register) entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, to the Company's reconciliation of the amounts reported in Form SIPC-7T for the period from April 1, 2009 thru December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers provided by the Company noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers provided by the Company supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied, if any, to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, NJ
February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS AMENDED

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040742 FINRA DEC
BREAN MURRAY CARRET & CO LLC 6*6
570 LEXINGTON AVE FL 12
NEW YORK NY 10022-6895

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kenneth J. Kirsch (212) 702-6656

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $45,253

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (47,702)
Oct 10, 2009/Feb 19, 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (2,449)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(2,449)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(2,449)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brean Murray, Carret & Co., LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 26th day of Feb, 2010

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMENDED

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$22,019,428
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	5,633
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	5,633
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	553,663
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,602,467
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	3,405
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Intercompany Fee	1,699,215
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $18,828	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $65,088	
Enter the greater of line (i) or (ii)	65,088
Total deductions	3,923,838
2d. SIPC Net Operating Revenues	$18,101,223
2e. General Assessment @ .0025	$45,253

(to page 1 but not less than $150 minimum)

Brean Murray, Carret & Co., LLC
Schedule of Assessment Payments - SIPC
Relating to the Assessment Period
April 1, 2009 to December 31, 2009

Payment Date	Amount	SIPC Collection Agent To Whom Mailed
	-	Plus: Overpayment applied from prior year
1/9/2009	$ 150	Securities Investor Protection Corporation, Washington, D.C
12/31/2009	10,503	Securities Investor Protection Corporation, Washington, D.C
2/22/2010	37,049	Securities Investor Protection Corporation, Washington, D.C
	$ 47,702	
	(2,449)	Less: Overpayment carried forward to next year
	$ 45,253	

See Accountants Report

Brean Murray, Carret & Co., LLC

Consolidated Financial Statements

With

Independent Auditors' Reports

For the Year Ended December 31, 2009